Exhibit 99(4)(d)

Rider

Additional Death Benefit

This rider is part of your contract. It is subject to the contract terms. If the terms of the rider and contract differ, the rider controls. The following is added to the Death Benefit Before Annuity Payout Date provision.

Basis

“Basis” means the single deposit made to the contract, adjusted for any partial withdrawals (including contingent deferred sales charges, if any) taken from the contract on a pro rata basis. That is, the Basis in the contract will be reduced by the same percentage reduction in the Contract Value that resulted from the partial withdrawal.

Additional Death Benefit Amount

While this rider is in force, and upon the death of the Annuitant, the Additional Death Benefit Amount will be payable to the Beneficiary, in addition to the death benefit which is payable under terms of the contract and any other riders.

The Additional Death Benefit Amount on the Contract Date is equal to zero. On the date of death, the Additional Death Benefit Amount is 25% of the lesser of:

(1)	The Basis in the contract multiplied by 2.0, or

(2)	The Contract Value, determined before calculating any minimum death benefits provided by your contract or any riders (other than this rider), minus the Basis in the Contract.

If your surviving spouse chooses to continue as the Owner and Annuitant of the contract upon your death, no death benefit will be distributed to the Beneficiary, and the Contract Value at that time will be increased to the total death benefit amount, including the Additional Death Benefit Amount, if that total is greater than the Contract Value otherwise determined. The Additional Death Benefit provision will continue as if your surviving spouse had purchased the contract on the date of death with a purchase payment equal to the total death benefit amount.

At no time will the Additional Death Benefit Amount exceed $1,000,000. If your surviving spouse continues as the Owner and Annuitant of the contract upon your death, the $1,000,000 maximum will apply separately with respect to the Additional Death Benefit Amount that would be calculated upon your death and to the Additional Death Benefit Amount that would be payable upon your surviving spouse’s death.

Cancellation of Rider

You may not cancel this rider.

Charge for Rider

On each anniversary this rider is in force, we will deduct from your account value an Additional Death Benefit Rider charge equal to the rate shown on page 3 of this contract, multiplied by the Contract Value.

THE OHIO NATIONAL LIFE INSURANCE COMPANY

Form 02-ADB-2	The Ohio National Life Insurance Company